Exhibit 99.1

Joint Filing Agreement,

Dated as of February 12, 2024

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, par value $.001 per share, of Hanryu Holdings, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this February 12, 2024.

/s/ Hang Muk Shin
Hang Muk Shin

Sewang Co., Ltd.

By:	/s/ Jung Shin Kong
Name:	Jung Shin Kong
Title:	CEO/Executive Director